Exhibit A

Ceragon Reports Third Quarter 2016 Financial Results –
November 14, 2016

CERAGON NETWORKS REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS

Strategic focus continues to deliver improving net income

Little Falls, New Jersey, November  14, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today reported results for the third quarter which ended September 30, 2016.

Third Quarter 2016 Highlights:

Revenues  –  $79.1 million, down 7% from the third quarter of 2015, and up 13% from the second quarter of 2016.

Gross margin – 32.9%, compared to 31.9% in the third quarter of 2015, and compared to 34.7% in the second quarter of 2016.

Operating income – $5.8 million, compared to $6.2 million in the third quarter of 2015, and $4.0 million in the second quarter of 2016.

Net income – Net income of $3.5 million or $0.04 per diluted share for the third quarter of 2016. Net income for the third quarter of 2015 was $1.4 million or $0.02 per diluted share. Net income for the second quarter of 2016 was $0.1 million or $0.00 per diluted share.

Non-GAAP results – Gross margin was 33.8%, operating income was $6.9 million, and net income was $4.8 million, or $0.06 per diluted share. For reconciliation of GAAP to non-GAAP results, see attached tables.

Cash and cash equivalents – $32.4 million at September 30, 2016 compared to $34.4 million at June 30, 2016.

“We continue to reap the benefits of our strategic focus on delivering the most value to best-of-breed oriented customers,” said Ira Palti, president and CEO of Ceragon. “In Q3, we reported the highest net income in many quarters. We are targeting significant improvement in our net income in 2016, and further improvement in 2017 as well.”

Supplemental geographical breakdown of revenue for the third quarter of 2016:

•	Europe: 13%
•	Africa: 8%
•	North America: 10%
•	Latin America: 30%
•	India: 31%
•	APAC: 8%

Ceragon Reports Third Quarter 2016 Results

A conference call to discuss the results will begin at 9:00 a.m. EDT on November 14, 2016. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1059 or International: +1 (612) 234-9959, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 403910. A replay of both the call and the webcast will be available through December 15, 2016.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. This technology enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures,  product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may" "plans" "anticipates" "believes" "estimates" "targets" "expects" "intends" "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including in relation to local business practices that  may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations , currency export control issues and recent economic concerns; the risk that the business coming from our bigger customers will go down significantly or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be implemented from time to time; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi                          or          Claudia Gatlin
+972 3 5431 660                                  +1 212 830 9080
dorona@ceragon.com                      claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431 163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Third Quarter 2016 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Revenues	$79,132	$85,367	$208,976	$273,792
Cost of revenues	53,094	58,156	137,357	195,647

Gross profit	26,038	27,211	71,619	78,145

Operating expenses:
Research and development	5,339	5,493	15,977	17,662
Selling and marketing	9,608	10,045	29,181	30,834
General and administrative	5,328	5,501	15,438	15,762
Restructuring costs	-	-	-	1,225

Total operating expenses	20,275	21,039	60,596	65,483

Operating income	5,763	6,172	11,023	12,662

Financial expenses, net	1,519	2,966	4,809	12,473

Income before taxes	4,244	3,206	6,214	189

Taxes on income	761	1,763	3,118	4,410

Net income (loss)	$3,483	$1,443	$3,096	$(4,221)

Basic net income (loss) per share	$0.04	$0.02	$0.04	$(0.05)

Diluted net income (loss) per share	$0.04	$0.02	$0.04	$(0.05)

Weighted average number of shares used in computing basic net income (loss) per share	77,711,946	77,221,170	77,680,541	77,179,760

Weighted average number of shares used in computing diluted net income (loss) per share	79,284,558	77,355,761	78,286,712	77,179,760

Ceragon Reports Third Quarter 2016 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2016	December 31, 2015
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$32,374	$36,318
Trade receivables, net	109,615	116,683
Deferred taxes	534	1,633
Other accounts receivable and prepaid expenses	20,868	22,583
Inventories	44,182	49,690
Total current assets	207,573	226,907

NON-CURRENT ASSETS:
Deferred tax assets, net	-	189
Severance pay and pension fund	4,546	4,681
Property and equipment, net	26,748	28,906
Intangible assets, net	1,958	3,192
Other non-current assets	1,738	1,457
Total long-term assets	34,990	38,425
Total assets	$242,563	$265,332

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$20,300	$34,922
Trade payables	64,212	71,721
Deferred revenues	4,426	8,901
Other accounts payable and accrued expenses	23,383	27,052
Total current liabilities	112,321	142,596

LONG-TERM LIABILITIES:
Accrued severance pay and pension	9,310	9,276
Other long term payables	12,569	10,639
Total long-term liabilities	21,879	19,915
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	409,114	408,174
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(7,110)	(8,616)
Accumulated deficits	(273,764)	(276,860)

Total shareholders' equity	108,363	102,821

Total liabilities and shareholders' equity	$242,563	$265,332

Ceragon Reports Third Quarter 2016 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cash flow from operating activities:
Net income (loss)	$3,483	$1,443	$3,096	$(4,221)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,527	2,844	7,503	9,066
Stock-based compensation expense	281	600	873	1,172
Decrease (increase) in trade and other receivables, net	(19,180)	17,306	11,323	36,662
Decrease in inventory, net of write off	4,565	1,563	6,168	11,211
Increase (decrease) in trade payables and ccrued liabilities	8,269	(13,140)	(10,176)	(38,471)
Increase (decrease) in deferred revenues	459	(3,176)	(4,475)	(7,604)
Decrease in deferred tax asset, net	84	988	1,289	2,441
Other adjustments	276	(595)	168	(784)
Net cash provided by operating activities	$764	$7,833	$15,769	$9,472
Cash flow from investing activities:
Purchase of property and equipment	(1,825)	(847)	(5,433)	(4,320)
Investment in short-term bank deposits	-	(15)	(153)	(19)
Proceeds from short-term bank deposits	153	-	153	64
Proceeds from sale of available for sale marketable securities, net	-	-	-	122

Net cash used in investing activities	$(1,672)	$(862)	$(5,433)	$(4,153)

Cash flow from financing activities:
Proceeds from exercise of options	60	112	67	112
Proceeds from issuance of shares, net	-	-	-	-
Proceeds from bank loans	-	-	-	4,200
Repayment of bank loans	(1,150)	(7,058)	(14,622)	(11,174)
Net cash used in financing activities	$(1,090)	$(6,946)	$(14,555)	$(6,862)

Translation adjustments on cash and cash equivalents	$(5)	$(356)	$275	$(676)
Decrease in cash and cash equivalents	$(2,003)	$(331)	$(3,944)	$(2,219)
Cash and cash equivalents at the beginning of the period	34,377	39,535	36,318	41,423
Cash and cash equivalents at the end of the period	$32,374	$39,204	$32,374	$39,204

Ceragon Reports Third Quarter 2016 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

GAAP cost of revenues	$53,094	$58,156	$137,357	$195,647
Amortization of intangible assets	(309)	(310)	(922)	(919)
Stock based compensation expenses	(5)	(34)	(26)	(44)
Changes in pre-acquisition indirect tax positions	(403)	(129)	(806)	(277)
Non-GAAP cost of revenues	$52,377	$57,683	$135,603	$194,407

GAAP gross profit	$26,038	$27,211	$71,619	$78,145
Gross profit adjustments	717	473	1,754	1,240
Non-GAAP gross profit	$26,755	$27,684	$73,373	$79,385

GAAP Research and development expenses	$5,339	$5,493	15,977	$17,662
Stock based compensation expenses	(8)	(215)	(134)	(556)
Non-GAAP Research and development expenses	$5,331	$5,278	$15,843	$17,106

GAAP Sales and Marketing expenses	$9,608	$10,045	$29,181	$30,834
Amortization of intangible assets	(105)	(280)	(311)	(489)
Stock based compensation expenses	(96)	(173)	(315)	(386)
Non-GAAP Sales and Marketing expenses	$9,407	$9,592	$28,555	$29,959

GAAP General and Administrative expenses	$5,328	$5,501	$15,438	$15,762
Stock based compensation expenses	(174)	(178)	(399)	(186)
Non-GAAP General and Administrative expenses	$5,154	$5,323	$15,039	$15,576

GAAP financial expenses	$1,519	$2,966	$4,809	$12,473
Currency devaluation in Venezuela related expenses	-	-	907	(2,973)
Non-GAAP financial expenses	$1,519	$2,966	$5,716	$9,500

GAAP taxes on income	$761	$1,763	$3,118	$4,410
Changes in pre-acquisition tax liability	-	-	(453)	-
Other non-cash tax adjustments	(189)	(945)	(677)	(2,535)
Non-GAAP taxes on income	$572	$818	$1,988	$1,875

Ceragon Reports Third Quarter 2016 Results

ECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

GAAP net income (loss)	$3,483	$1,443	$3,096	$(4,221)
Amortization of intangible assets	414	590	1,223	1,408
Stock based compensation expenses	283	600	874	1,172
Restructuring expenses	-	-	-	1,225
Changes in pre-acquisition tax exposures	403	129	1,259	277
Currency devaluation in Venezuela related expenses	-	-	(907)	2,973
Non-cash tax adjustments	189	945	677	2,535
Non-GAAP net income	$4,772	$3,707	$6,232	$5,369

GAAP basic and diluted net income (loss) per share	$0.04	$0.02	$0.04	$(0.05)

Non-GAAP basic and diluted net income (loss) per share	$0.06	$0.05	$0.08	$0.07

Weighted average number of shares used in computing basic net income (loss) per share	77,711,946	77,221,170	77,680,541	77,179,760

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	79,284,558	77,355,761	78,286,712	77,179,760

Weighted average number of shares used in computing Non-GAAP diluted net income per share	79,780,138	78,011,917	78,682,661	77,868,331